Exhibit 99.1
December 3, 2019
Re: Tender offers by two separate third parties for KBS Real Estate Investment Trust II, Inc. shares
Dear KBS REIT II Stockholder:
You may soon receive, or have already received, correspondence regarding two separate tender offers to purchase your shares of KBS Real Estate Investment Trust II, Inc. (the “Company” or “we”): one from CMG Income Fund II, LLC, CMG Liquidity Fund, LLC and CMG Partners, LLC (“CMG Partners”) and the other from Liquidity Partners Trust I (“Liquidity Partners”). CMG Partners has informed us that its offer price will be $2.02 per share and Liquidity Partners has informed us that its offer price will be $2.03 per share. We believe the offer price in both tender offers is substantially below the value of your shares and recommend against selling shares in either tender offer.
To decline the tender offers, simply ignore them. You do not need to respond to anything.
In arriving at our recommendation against selling your shares to either CMG Partners or Liquidity Partners, we considered the following:
•As further explained in our preliminary proxy statement on Schedule 14A for our annual meeting of stockholders, filed with the SEC on November 15, 2019 (the “Preliminary Proxy Statement”), at our annual meeting of stockholders, we will be asking our stockholders to vote on five proposals, including the Plan of Complete Liquidation and Dissolution of the Company (the “Plan of Liquidation”). Approval of the Plan of Liquidation by our stockholders will authorize the Company, pursuant to the Plan of Liquidation, to sell all of its assets, pay its debts, liquidate and dissolve, and distribute the net proceeds from liquidation to our stockholders. As described in the Preliminary Proxy Statement, we currently estimate that if the Plan of Liquidation is approved by our stockholders and we are able to successfully implement the Plan of Liquidation, our net proceeds from liquidation and, therefore, the amount of cash that you would receive for each share of our common stock that you then hold, could range between approximately $3.40 and $3.83 per share. We note that any changes in market, economic, financial and other circumstances and conditions during the liquidation process could have a material effect on the ultimate amount and timing of liquidating distributions received by stockholders. (See forward-looking statements below.) Our estimated range in net proceeds from liquidation is based on the range in estimated value per share of our common stock of $3.55 to $3.99 approved by our board of directors on November 13, 2019, adjusted for various estimated costs and fees we would incur during the implementation of the Plan of Liquidation.
•If the Plan of Liquidation is approved by our stockholders, we intend to pay the initial liquidating distribution within two months of stockholder approval, with such distribution to be funded with the proceeds from the sale of the Campus Drive Buildings, which are currently under contract to sell. We expect to pay multiple liquidating distribution payments to our stockholders during the liquidation process. We expect to complete the liquidation process within 24 months after stockholder approval of the Plan of Liquidation. However, liquidating distributions may be paid later than we predict. For more information about the Plan of Liquidation and the calculation of the estimated range in net proceeds from liquidation, see the Preliminary Proxy Statement, and when filed with the SEC, our definitive proxy statement, and for more information about our valuation, see our Current Report on Form 8-K, filed with the SEC on November 15, 2019. Both the Preliminary Proxy Statement and Current Report on Form 8-K are available to the public for free on the SEC’s website, www.sec.gov, and stockholders are urged to read both documents.
•In connection with the approval of the Plan of Liquidation by our board of directors, our board of directors determined to cease paying regular monthly distributions. Going forward we expect to satisfy the REIT distribution requirements through the payment of liquidating distributions. Every payment of distributions will be subject to the availability of cash and the discretion of the board of directors.

800 Newport Center Drive, Suite 700, Newport Beach, CA 92660 | Tel 949.417.6500

We believe that both offers are meant to take advantage of the illiquidity of our shares by buying your shares at a price significantly below their fair value in order to make a significant profit.
Please be aware that neither CMG Partners nor Liquidity Partners is in any way affiliated with the Company, our external advisor, KBS Capital Advisors LLC (the “Advisor”), or KBS Capital Markets Group LLC. Also, please note that neither CMG Partners nor Liquidity Partners has a copy of our stockholder list. Both mailings will be conducted by a third party, which has agreed to keep the list of our stockholders confidential.
Now that the Company has announced that we will be asking our stockholders to vote on the approval of a Plan of Liquidation, we expect that firms that conduct mini-tender offers will increase their activity and that these bidders will conduct several mini-tenders during the next several months at pricing substantially below the value of your shares. The Company will respond and state its position to each of these mini-tender offers. In order to avoid the costs of additional mailings, we will post any updates or changes to our response to these mini-tender offers and our response to future mini-tender offers at www.kbs-cmg.com, under the KBS Real Estate Investment Trust II, Inc. “Investor Information” section. Such updates or responses will be also be filed with the SEC on a Current Report on Form 8-K. If you have any questions related to these or future mini-tender offers, consult with your financial advisor or contact KBS Capital Markets Group LLC at (866) 527-4264.
We urge you to exercise caution with respect to this and other mini-tender offers. Mini-tender offers are offers to purchase less than 5% of a company’s outstanding shares. The SEC has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.
We thank you for your investment in the Company.
Sincerely,
Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements
The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. The appraisal methodology used for the Company’s properties that were appraised as part of the valuation process (the “Appraised Properties”) assumes the Appraised Properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the Appraised Properties, with respect to CBRE, and the valuation estimates used in calculating the estimated value per share, with respect to the Company and the Advisor, are the respective party’s best estimates as of September 30, 2019 or November 13, 2019, as applicable, the Company can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the Appraised Properties and the estimated value per share.
If the Plan of Liquidation is approved by the Company’s stockholders, there are many factors that may affect the amount of liquidating distributions the Company will ultimately pay to its stockholders, including, among other things, the ultimate sale price of each asset, changes in market demand for office properties during the liquidation process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities arising hereafter. No assurance can be given as to the amount of liquidating distributions the Company will ultimately pay to its stockholders. If the Company underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to the Company’s stockholders could be less than estimated.
The forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain and/or improve occupancy levels and rental rates at its real estate properties; the Company’s ability to sell its real estate properties at the times and at the prices it expects; the Company’s ability to successfully negotiate modifications, extensions or any needed refinancings of its debt obligations; and other risks identified in the Company’s Preliminary Proxy Statement, filed with the SEC on November 15, 2019, in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and in Part II, Item 1A of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019, each as filed with the SEC. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of the Company’s estimated value per share and net proceeds from liquidation.

IMPORTANT INFORMATION FOR STOCKHOLDERS
ADDITIONAL INFORMATION AND WHERE TO FIND IT
On November 15, 2019, the Company filed a Preliminary Proxy Statement and the Company plans to file a definitive proxy statement for its Annual Meeting of Stockholders with the SEC. The definitive proxy statement will be sent or given to the Company’s stockholders and will contain information about the proposals to be voted on by the Company’s stockholders at the Annual Meeting of Stockholders, including information relating to the Plan of Liquidation referenced herein. This correspondence does not constitute a solicitation of any vote or proxy from any stockholder of the Company. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT IS AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS TO BE VOTED ON BY THE COMPANY’S STOCKHOLDERS AT THE ANNUAL MEETING OF STOCKHOLDERS. Stockholders will be able to obtain a copy of the definitive proxy statement and other relevant documents, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (which will be sent or given to the Company’s stockholders with the definitive proxy statement), free of charge at the SEC’s website, www.sec.gov, on the Investor Information page of the Company’s website at www.kbsreitii.com, by directing a request by mail to KBS Capital Markets Group Investor Relations, 800 Newport Center Drive, Suite 700, Newport Beach, CA 92660, or by calling the Broadridge proxy help line at (844) 858-7384.
PARTICIPATION IN THIS SOLICITATION
The Company, its directors and executive officers, the Advisor and the Advisor’s officers and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposals to be voted on at the Annual Meeting of Stockholders, including the Plan of Liquidation. Information regarding the Company, its directors and executive officers and the Advisor, including detailed information regarding the interests of such entities or persons in the solicitation, is included in the Company’s Preliminary Proxy Statement and will be included in the definitive proxy statement in connection with the Annual Meeting of Stockholders. Stockholders may obtain the definitive proxy statement and other relevant documents free of charge as described above.
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